Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: December 2016

1.	We inform the capital market agents that, during December 2016 (a), Itaú Unibanco acquired 21,650,000 preferred shares, and the average acquisition price (b) was R$ 32.81, a minimum of R$ 31.09 and a maximum of R$ 34.69, totalizing approximately R$ 710.38 million.

2.	Considering this acquisition, it is worth remembering that we have acquired in 2016 the amount of 31,439,000 preferred shares (c) at the average acquisition price of R$ 31.10.

3.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, January 2nd, 2017.

MARCELO KOPEL

Investor Relations Officer

(a)	According to the Material Fact published on 02/02/2016, these acquisitions relate to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 10.0 million common shares and 50.0 million preferred of own shares for the period from 02/03/2016 to 08/02/2017

(b)	Repurchase values do not include settlement, brokerage and trading fees.

(c)	Repurchases made before 10/18/2016 (ex-bonus date) were adjusted by 10%.